UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.   20549
                    _________________________

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No. 7)


                Odyssey Marine Exploration, Inc.
--------------------------------------------------------------------
                        (Name of Issuer)


              Common Stock, $0.0001 par value per share
--------------------------------------------------------------------
                 (Title of Class of Securities)



                           676118 10 2
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                         (CUSIP Number)

                       James E. MacDougald
                 260 1st Avenue South, Suite 110
                  St. Petersburg, Florida 33701
                         (727) 823-9292
--------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)



                           May 4, 2005
--------------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  [ ]

                          SCHEDULE 13D

CUSIP No. 676118 10 2                                   Page 2 of 7 Pages

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MacDougald Family Limited Partnership
-------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                (b) [ ]

-------------------------------------------------------------------------

3    SEC USE ONLY


-------------------------------------------------------------------------

4    SOURCE OF FUNDS

     Not applicable
-------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(E)                                 [ ]


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     MacDougald Family Limited Partnership is organized as a Nevada limited partnership.
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  NUMBER OF SHARES  7   SOLE VOTING POWER
    BENEFICIALLY
   OWNED BY EACH        1,144,008
     REPORTING      -----------------------------------------------------
    PERSON WITH
                    8   SHARED VOTING POWER

                    -----------------------------------------------------

                    9   SOLE DISPOSITIVE POWER

                        1,144,008
                    -----------------------------------------------------

                    10  SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,144,008
-------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                          [ ]

-------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.77%
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14   TYPE OF REPORTING PERSON

     PN
-------------------------------------------------------------------------

                          SCHEDULE 13D

CUSIP No. 676118 10 2                                   Page 3 of 7 Pages

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MacDougald Management, Inc.
-------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                              (b) [ ]

-------------------------------------------------------------------------

3    SEC USE ONLY

-------------------------------------------------------------------------

4    SOURCE OF FUNDS

     Not applicable
-------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(E)                                [ ]

-------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     MacDougald Management, Inc. is a Florida corporation.
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  NUMBER OF SHARES
    BENEFICIALLY      7   SOLE VOTING POWER
   OWNED BY EACH
     REPORTING            1,144,008
    PERSON WITH       ---------------------------------------------------

                      8   SHARED VOTING POWER


                      ---------------------------------------------------

                      9   SOLE VOTING POWER

                          1,144,008
                      ---------------------------------------------------

                      10  SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------

11   SOLE VOTING POWER

     1,144,008
-------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                          [ ]

-------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.77 %
-------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
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

                          SCHEDULE 13D

CUSIP No. 676118 10 2                                   Page 4 of 7 Pages

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     James E. MacDougald
-------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                 (b) [ ]

-------------------------------------------------------------------------

3    SEC USE ONLY

-------------------------------------------------------------------------

4    SOURCE OF FUNDS

     Not applicable
-------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(E)                                  [ ]

-------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------------------------------------------------------------------

  NUMBER OF SHARES    7   SOLE VOTING POWER
    BENEFICIALLY
   OWNED BY EACH          1,144,008
     REPORTING        ---------------------------------------------------
     PERSON WITH
                      8   SHARED VOTING POWER

                      ---------------------------------------------------

                      9   SOLE DISPOSITIVE POWER

                          1,144,008
                      ---------------------------------------------------

                      10  SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,144,008
-------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                          [ ]

-------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.77%
-------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON

     IN
-------------------------------------------------------------------------

      This Amendment No. 7 to Schedule 13D (this "Amendment No. 7") hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on March 9, 2001 (the "Initial Schedule 13D") by MacDougald Family Limited Partnership, a Nevada limited partnership ("MFLP"), MacDougald Management, Inc., a Florida corporation ("MMI"), and James E. MacDougald (collectively, the "Reporting Persons"), as amended by Amendment No. 1 thereto filed on October 25, 2001 ("Amendment No. 1"), Amendment No. 2 thereto filed on November 20, 2003 ("Amendment No. 2"), Amendment No. 3 thereto filed on September 23, 2004 ("Amendment No. 3"), Amendment No. 4 thereto filed on September 28, 2004 ("Amendment No. 4"), Amendment No. 5 thereto filed on February 4, 2005 ("Amendment No. 5"), and Amendment No. 6 thereto filed on February 4, 2005 ("Amendment No. 6"). This Amendment No. 7,
together with the Initial Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and Amendment No. 6 are referred to collectively as the "Schedule 13D". The information set forth in Items 1 and 4 below are being included for reference purposes, but no change has occurred with respect to such information. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

      This Amendment No. 7 is being filed to report the sale by the Reporting Persons of certain of the outstanding shares of the Common Stock (defined below) held by the Reporting Persons.

Item 1.  Security of Issuer
         ------------------

      This Amendment No. 7 relates to shares of common stock, $0.0001 par value per share ("Common Stock"), of Odyssey Marine Exploration, Inc., a Nevada corporation (the "Issuer"), whose principal executive offices are located at 3604 Swann Avenue, Tampa, Florida 33609.


Item 4.  Purpose of Transaction
         ----------------------

     This amendment is being filed to report the sale by MFLP of an aggregate of 1,200,000 shares of Common Stock between April 8, 2005 and May 6, 2005 in open market transactions. As a result of those sales transactions and the increase in the number of outstanding shares of Common Stock, the Reporting Persons have ceased to be the beneficial owners of more than 5% of the outstanding Common Stock.

     With respect to its remaining holdings of Common Stock, MFLP will continue to monitor its investment in, and ownership of, the Common Stock and may, as result thereof, determine to sell, transfer, or exchange the Common Stock with or to affiliates or third parties through private placements or market sales, acquire additional Common Stock, warrants, or options, or maintain its ownership position.

     Except  as  indicated  in the Schedule  13D,  the  Reporting
Persons have no plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;


                         Page 5 of 7 Pages

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
          Section 12(g)(4) of the Act; or

     (j)  any action similar to any of those enumerated above.

Item 5.  Interest in Securities of Issuer
         --------------------------------

     (a) As of the date of hereof, the Reporting Persons beneficially own an aggregate of 1,144,008 shares of Common Stock, which represents approximately 2.77% of the shares of Common Stock which were outstanding as of March 10, 2005 (as reported by the Issuer in its Form 10-KSB filed on March 23, 2005).

     (b) For purposes of Section 13 of the Securities Act of 1933, as amended, MMI may be deemed to control MFLP, and James E. MacDougald may be deemed to control MMI and MFLP. Each of the Reporting Persons may thus be considered to beneficially own and to have sole voting and dispositive power with respect to all the Securities beneficially owned by MFLP.

     (c)  The  sales of the Common Stock by the Reporting Persons since those reported in Amendment No. 6 is set forth in
          Exhibit   13  attached  hereto  and  such  exhibit   is
          incorporated herein by reference.

     (d)  None.

     (e) On May 4, 2005, the Reporting Persons ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock.

Item 7.  Material to Be Filed as Exhibits
         --------------------------------

 Exhibit 13    Table of Transactions in the Common Stock by
               Reporting Persons since filing of Amendment No.
               6.

                         Page 6 of 7 Pages

                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  May 10, 2005             MACDOUGALD FAMILY
                                 LIMITED PARTNERSHIP

                                 By:  MacDougald Management, Inc.
                                      its General Partner


                                 /s/ James E. MacDougald
                                 ----------------------------------
                                 James E. MacDougald,
                                 President


Dated:  May 10, 2005             MACDOUGALD MANAGEMENT, INC.



                                 /s/ James E. MacDougald
                                 ----------------------------------
                                 James E. MacDougald,
                                 Secretary and Treasurer


Dated:  May 10, 2005
                                 /s/ James E. MacDougald
                                 ----------------------------------
                                 James E. MacDougald (Individually)






















                         Page 7 of 7 Pages

                        INDEX TO EXHIBITS

  Exhibit
  Number                   Description of Exhibits
  -------                  -----------------------

    13     --    Table of Transactions in the Common Stock by Reporting
                 Persons Since the Filing of Amendment No. 6.